

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

Mr. Steve Ye
Chief Financial Officer
Solar Enertech Corp.
444 Castro Street, Suite #707
Mountain View, CA 94041

   Re: Solar Enertech Corp.
      Form 10-K for the Fiscal Year Ended September 30, 2009
      File No. 000-51717

Dear Mr. Ye:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief